Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Acuity Inc. for the registration of common stock, preferred stock, depositary shares, and debt securities of Acuity Inc., debt securities of Acuity Brands Lighting, Inc. and guarantees of such debt securities of Acuity Inc., Acuity Brands Lighting, Inc., Acuity Intelligent Spaces Inc., QSC, LLC, and ABL IP Holding LLC and to the incorporation by reference therein of our reports dated October 23, 2026, with respect to the consolidated financial statements of Acuity Inc., and the effectiveness of internal control over financial reporting of Acuity Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 23, 2026